444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE American: PLM

NEWS RELEASE	2022-02

PolyMet secures up to USD$40 million convertible debentures

St. Paul, Minn., February 14, 2022 - PolyMet Mining Corp., TSX: POM; NYSE American: PLM, and its wholly owned subsidiary Poly Met Mining, Inc. (together "PolyMet" or the "company") announced today it has entered into a subscription agreement for the issuance of unsecured convertible debentures (the "debentures") of up to USD$40 million with Glencore AG, a wholly-owned subsidiary of Glencore plc (together "Glencore").

"In the coming months we expect to transition from litigation to project finance and preparation for construction; these funds will support that effort as we move forward," said Jon Cherry, chairman, president and CEO. "The funds will provide the resources we need to work through remaining litigation and advance the project. We appreciate Glencore's continuing support and significant investment in copper-nickel-precious metals mining in Minnesota."

Cherry cited as recent examples of significant progress for the project the re-instatement  of the air permit by the Minnesota Pollution Control Agency and the ruling affirming key aspects of the water discharge permit for the NorthMet Project by the Minnesota Court of Appeals including a finding that water quality standards of the State of Minnesota will not be violated as a result of the permitted project.

The NorthMet mine will feed a critical supply chain to meet the growing demand for copper, nickel, cobalt and other metals needed for the U.S. and global transition to clean energy technologies such as solar arrays and wind turbines, battery storage and electric vehicles, Cherry said. Most of the known resources of nickel and cobalt in the U.S. are found in Minnesota, according to the U.S. Geological Survey.

The debentures will be issued in four tranches throughout 2022, all of which are due on March 31, 2023. Interest will accrue on the unsecured debentures at 4% per annum on the balance drawn. The company also agreed to pay a facilitation fee of 5% of the principal amount plus interest of each convertible debenture.

The principal amount of the debentures is convertible into common shares of the company at a conversion price equal to USD$2.57, which represents the five-day volume weighted average price on the NYSE American at the time of issue. The first tranche in the amount of USD$26.0 million was issued on February 14, 2022, with approximately USD$18 million used to repay the promissory note maturing February 28, 2022. The remainder of the funds will be used for general working capital purposes of the company.

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About PolyMet

PolyMet is a mine development company that owns 100% of the NorthMet Project, the first large-scale project to have received permits within the Duluth Complex in northeastern Minnesota, one of the world's major, undeveloped mining regions. NorthMet has significant proven and probable reserves of copper, nickel, and palladium - metals vital to infrastructure improvements and global carbon reduction efforts - in addition to marketable reserves of cobalt, platinum and gold. When operational, NorthMet will become one of the leading producers of nickel, palladium and cobalt in the U.S., providing a much needed, responsibly mined source of these critical and essential metals.

Located in the Mesabi Iron Range, the project will provide economic diversity while leveraging the region's established supplier network and skilled workforce and generate a level of activity that will have a significant effect in the local economy. For more information: www.polymetmining.com.

For further information, please contact:

Media

Bruce Richardson, Corporate Communications

Tel: +1 (651) 389-4111

brichardson@polymetmining.com

Investor Relations

Tony Gikas, Investor Relations

Tel: +1 (651) 389-4110

investorrelations@polymetmining.com

PolyMet Disclosures

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet's operations in the future. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible," "projects," "plans," and similar expressions, or statements that events, conditions or results "will," "may," "could," or "should" occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, and the effect on the local economy, the timing and total amount of each tranche of debentures, the actual use of funds or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations and opinions should change.

Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet's most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2020, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.

The Annual Report on Form 40-F also contains the company's mineral resource and other data as required under National Instrument 43-101.

For the purposes of TSX approval, the company relied on the exemption set forth in Section 602.1 of the TSX Company Manual, which provides that the TSX will not apply its standards to certain transactions involving eligible interlisted issuers on a recognized stock exchange, such as the NYSE American.

No regulatory authority has reviewed or accepted responsibility for the adequacy or accuracy of this release.